UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  2 )*

Under the Securities Exchange Act of 1934

NORTH AMERICAN ENERGY PARTNERS INC.
(Name of Issuer)

COMMON STOCK (NO PAR VALUE)
(Title of Class of Securities)

656844107
(CUSIP Number)

Philip A. Falcone Chief Executive Officer and President 450 Park Avenue, 27th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656844107	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,170,221
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,170,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,170,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.50%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 656844107	Page 2 of 6

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,170,221
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,170,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,170,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.50%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656844107	Page 3 of 6

Item 1.    Security and Issuer.

This Amendment No. 2 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 27, 2011, as amended by Amendment No. 1 filed on July 22, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, no par value per share (the “Shares”), of North American Energy Partners Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at Zone 3 Acheson Industrial Area, 2-53016 Highway 60,  Acheson, Alberta, Canada T7X-5A7.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The funds used for the purchase of the Shares were derived from general working capital, which may have included margin account borrowings made in the ordinary course of  business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $2,853,228 was paid to acquire the aggregate of 470,221 Shares acquired by the Reporting Persons since the filing of the last report.”

CUSIP No. 656844107	Page 4 of 6

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 36,249,086 Shares stated to be outstanding as of June 2, 2011 by the Issuer in its Annual Information Form dated June 2, 2011.  The Shares reported in this Schedule 13D are held in the name of HGI Funding. Other than any beneficial ownership which may be deemed to exist as a result of the relationships around the Harbinger Persons discussed herein (which beneficial ownership is disclaimed), the Instruction C Persons do not beneficially own any Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 4,170,221 Shares, constituting 11.50% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,170,221 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,170,221 Shares.

CUSIP No. 656844107	Page 5 of 6

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 4,170,221 Shares, constituting 11.50% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,170,221 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,170,221 Shares.

(c) The trading dates, number of Shares purchased and price per Share for all transactions in the Shares that were effected by the Reporting Persons since the date of the filing of the last report are set forth in Exhibit F hereto.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No material change.

Item 7.    Material to be Filed as Exhibits.

Exhibit F:	Transactions in the Shares.

CUSIP No. 656844107	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

August 8, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit F

Transactions in the Shares

Transaction Date	Quantity Acquired	Price
July 22, 2011	100,000	6.58
July 25, 2011	48,957	6.58
July 26, 2011	20,300	6.56
July 27, 2011	27,900	6.31
July 28, 2011	25,000	6.23
July 29, 2011	24,400	6.13
August 1, 2011	27,464	5.97
August 2, 2011	32,200	5.83
August 3, 2011	29,000	5.60
August 4, 2011	85,000	5.31
August 5, 2011	50,000	5.59